Mail Stop 4561

October 4, 2006

Gary L. Crittenden
Executive Vice President and Chief Financial Officer
American Express Company
World Financial Center
200 Vesey Street
New York, New York 10285

>   **RE: American Express Company**
>   **Form 10-K for Fiscal Year Ended December 31, 2005**
>   **Filed March 6, 2006**
>   **File No. 1-07657**

Dear Mr. Crittenden,

         We have reviewed your response letter dated July 21, 2006 to our previous
comments and have the following comments. Where indicated, we think you should
revise your document in response to these comments in future filings. In your response,
please indicate your intent to include the requested revision in future filings and provide
us with your proposed disclosures. If you disagree, we will consider your explanation as
to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as
necessary in your explanation. In some of our comments, we may ask you to provide us
with information so we may better understand your disclosure. After reviewing this
information, we may raise additional comments.

         Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Portions of the Company's 2005 Annual Report to Shareholders
Financial Review
U.S. Card Services, page 46

1.   We note your response to comment 5 from our June 27, 2006 letter in which you
       state that a maturity of outstanding issuances results in the increase of sellers'
       interest in cardmember receivables, which results in incremental credit loss

reserves. You also state that as the maturity of a series of investor interests'
approaches, the amount of cardmember receivables collateralizing the investors'
interest is declining due to cash receipts and no new charges. Please revise to
more clearly explain why there is a significant amount of off-balance sheet
receivables still securitized at maturity that become on-balance sheet since it
appears that receivables run-off prior to maturity. Specifically discuss the extent
to which the maturities of the certificates are earlier than the maturities of the
receivables, as well as the features whereby new receivables continue to be added
to the trusts.

Financial Statements

2.   Your response to comment 6 indicates that you do not separately track costs
        attributable to each revenue stream. Please clarify whether you track cost of
        revenues in aggregate, including both direct and indirect costs.

3.   Please refer to prior comment 6. We believe that your financial statement
        presentation should comply with Article 5, which requires a presentation of Cost
        of revenues. Please revise to separately present the cost of revenues and to present
        interest income as a component of non-operating income on your Statement of
        Income. If you believe compliance with this requirement would result in an
        undue financial burden, please quantify the estimated expense you would incur to
        become compliant with the reporting presentation of Article 5 of Regulation S-X,
        and we will consider relief from this presentation requirement.

Note 1 Summary Significant Accounting Policies
Cardmember lending net finance charge revenue, page 67

4.   We note your response to comment 8 regarding your presentation of cardmember
        lending finance revenue net of interest expense. Article 5 directs interest income
        and interest expense to be reported on separate line items. Further, although
        GAAP allows for netting in specific instances such as EITF 99-19 and FIN 39, it
        appears that such guidance would not allow netting in your situation. It appears
        that by reducing your revenue line item by such expense amounts, your "total
        revenues" subtotal is understated and mischaracterized. Please revise your
        presentation accordingly.

Other investment and interest income, net, page 67

5.   We note your response to comment 13 regarding your presentation of other
        investment income and interest income net of interest expense. Article 5 directs
        interest income and interest expense to be reported on separate line items.
        Further, although GAAP allows for netting in specific instances such as EITF 99-

19 and FIN 39, it appears that such guidance would not allow netting in your situation. It appears that by reducing your revenue line item by such expense amounts, your "total revenues" line item is understated and mischaracterized. Please revise your presentation accordingly.

Note 10 Derivatives and Hedging Activities, page 83

6.   We note your response to comment 18 from our June 27, 2006 letter including the detailed information included as Appendix B. For each of your hedge strategies 1, 3 and 4 in which you use Method 2 Hypothetical Derivative (DIG G7) to measure ineffectiveness, you have the certain common language in your response that appears to be self-contradictory. For instance, in page A-26 the first bullet at the bottom of the page appears to contradict the second bullet regarding whether you reclassify any amounts out of OCI. Further, the second bullet does not appear to be consistent with DIG G7 which states that OCI would be adjusted to a balance that reflects the lesser of either the cumulative change in the fair value of the actual swap or the cumulative change in the fair value of a "perfect" hypothetical swap. Please reconcile this apparent inconsistency, and tell us how you determined your policies for each of these strategies is in compliance with DIG G7.

7.   We note your response to comment 18 from our June 27, 2006 letter including the detailed information included as Appendix B. On page A-43 of Appendix B you state that paragraph 29(b) of SFAS 133 is not applicable. Please tell us why you believe your forecasted transaction is not required to be a probable transaction to receive hedge accounting treatment.

Note 19 Operating Segments and Geographic Operations, page 95

8.   We note your response to comment 21 from our June 27, 2006 letter including the detailed information included in Appendix A and have the following comments:

        Economic Characteristics
        a) Please tell us what other economic measures the chief operating decision maker uses to allocate resources related to the Global Establishment Services (GES) and Global Network Services (GNS) operating segments.

        b) For each economic measure identified above and for economic measure identified in your response, please provide us the actual results for the periods presented and projected results for the GES and GNS operating segments. Please provide commentary on the results to allow us to completely understand the underlying drivers of the results and how you determined that economic measures will converge in the long run. Given that GNS is has been in existence for almost 9 years, please identify the time frame in which you project that the economic measures will converge.

Other Aggregation Criteria – U.S. Card Services

c) Based on your response, it appears that the aggregation criteria from paragraph 17 a, b, and d of SFAS 131 are dissimilar for CSBS and TCPS. We are unable to conclude that credit cards and debit cards are similar products or use similar production methods, particularly considering that credit cards represent an underwriting of credit risk while debit cards and travelers checks reflect only payment processing. Further, the distribution methods also appear to be dissimilar. Your response did not specify whether the regulatory environment is similar or even relevant for these operating segments; however, it appears that these two operating segments fail to meet criteria for aggregation because a majority of the factors considered are not similar. Please revise your disclosures accordingly or, if available, please provide us with additional information to support your presentation.

Other Aggregation Criteria – International Card and Global Commercial Services

d) Please provide a more detailed description of the products and services provided by the International Payment Services (IP), International Banking Services (IBS) and Global Commercial Services (GCS) segments and explain to us how the products and services are similar.

e) We will further reevaluate your aggregation of the IBS, IP and GCS operating segments after we consider your response to the previous bullet; however, based on your previous response we are unable to concur that the classes of customers and distribution methods are similar for these segments. We also note that you did not represent that the regulatory environment was similar for the GCS segment.

Other Aggregation Criteria – Global Network & Merchant Services

f) Please provide additional detail about the products and services provided by the Global Network Services (GNS) and Global Establishment Services (GES) segments and expand on your basis for concluding that they are similar.

g) Please expand on your basis for concluding that the classes of customers identified for the GNS and GES segments are similar. Please more specifically identify the class of customer for each.

h) Please explain the regulatory environments for the GNS and GES segments, and tell us how you determined whether the regulatory environments for those segments were similar.

9. We note your response to comment 22. Since you will no longer be including a managed basis presentation in your segment footnote, it appears that you should consider whether presenting managed basis income statements elsewhere in your filings is appropriate. For instance, your managed basis income statement presentation on page 48 appears inappropriate under Item 10(e) of Regulation S-K. Please revise accordingly.

<u>General</u>

10. We note your Implementation Timeline of Prospective Disclosures attached to your July 21, 2006 response letter. We will continue to evaluate your timeline based on your responses to the above comments. However, in the meantime, we would anticipate that you should address comments 16 and 20 from our previous letter in your September 30, 2006 Form 10-Q rather than waiting for your December 31, 2006 10-K.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide us with your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3494 if you have questions regarding our comments.

Sincerely,

Kevin W. Vaughn
Branch Chief